Filed by Coursera, Inc. (Commission File No. 333-293728)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Udemy, Inc. (Commission File No. 001-40956)

The following email was sent to employees of Coursera, Inc. (“Coursera”) by Greg Hart, the Chief Executive Officer of Coursera, on February 25, 2026, in connection with the proposed combination of Coursera with Udemy, Inc. (“Udemy”):

Hi Team,

Today, Coursera filed a preliminary Form S-4 registration statement with the Securities and Exchange Commission (SEC), marking another important milestone in our planned combination.

The Form S-4 is a standard regulatory filing for transactions like this. It registers the Coursera shares to be issued to Udemy shareholders and provides detailed information about the proposed transaction, including certain financial information and risk factors for investors ahead of the shareholder vote. The S-4 document includes detailed information about the proposed transaction, so if you’re interested, I would encourage you to take a look at the S-4 on our IR website.

While this is an important milestone, there are still steps ahead before closing, including shareholder votes from both companies and the remaining customary closing conditions. In the meantime, the leadership teams of Coursera and Udemy met two weeks ago, and we’ve kicked off integration planning across a number of parallel workstreams. We will share more details on that process during our March 10 All-Hands.

I want to take the opportunity to reiterate how this combination positions us to accelerate our mission and expand our impact. By joining forces with Udemy, we'll have greater access to the resources and scale to invest in AI and product innovation, expand into new markets faster, and better serve our customers, partners, and learners. We believe we'll have a stronger platform for content creators, better tools and experiences for our learners, more comprehensive solutions for enterprises, and the financial strength to make the investments needed to lead the industry.

We have strong momentum entering the year, and our priority is to continue executing on our strategy and delivering against our 2026 goals.

We’ll continue to use All Hands and other channels to provide updates as appropriate. As always, please rely on those channels as the source of truth and avoid speculation beyond publicly available information.

I appreciate your continued focus and professionalism during this period. Our mission has never been more important, and the work you’re doing every day is what positions us for long-term success.

Thank you,

Greg Hart
CEO, Coursera

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Coursera and Udemy. This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus that Coursera filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2026 in connection with the proposed transaction (available online at https://www.sec.gov/Archives/edgar/data/1651562/000114036126006778/ny20062436x1_s4.htm). While the risks presented here and in the registration statement on Form S-4 are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s most recent Annual Report on Form 10-K, which was filed with the SEC on February 23, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156226000015/cour-20251231.htm), and Udemy’s most recent Annual Report on Form 10-K, which was filed with the SEC on February 19, 2026 (available online at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001607939/000160793926000034/udmy-20251231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A, all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. If and when the registration statement becomes effective and the preliminary joint proxy statement/prospectus is in definitive form, the definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and stockholders of Udemy. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy have filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders can obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera and Udemy, including a description of their direct and indirect interests, by security holdings or otherwise, is included in the registration statement on Form S-4 and joint proxy statement/prospectus that was filed with the SEC in connection with the proposed transaction (available online at https://www.sec.gov/Archives/edgar/data/1651562/000114036126006778/ny20062436x1_s4.htm). Information about the directors and executive officers of Coursera is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2025 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm), and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156226000015/cour-20251231.htm). To the extent holdings of Coursera’s securities by its directors or executive officers have changed, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC (available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude). Information about the directors and executive officers of Udemy is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2025 (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm), and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793926000034/udmy-20251231.htm). To the extent holdings of Udemy’s securities by its directors or executive officers have changed, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC (available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude). You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.